SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of Shareholders ("Annual Meeting") on
April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the First Trust Specialty Finance and Financial Opportunities Fund as a Class I Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Keith was 12,108,071, the number of votes against was 211,302, and the number of broker non-votes was 2,017,622. Richard E. Erickson, Thomas R. Kadlec, James A. Bowen and Niel B. Nielson are the other current and continuing Trustees.